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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

June 12, 2014

Re:	Comcast Corporation Amendment No. 1 to Form S-4 Filed March 23, 2014 File No. 333-194698

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:	Larry Spirgel, Assistant Director
Justin Kisner, Attorney-Adviser
Carlos Pacho, Senior Assistant Chief Accountant
Joe Cascarano, Staff Accountant
David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Dear Mr. Spirgel:

On behalf of Comcast Corporation (“Comcast”), and as discussed on our conference call on June 5, 2014, we hereby submit Comcast’s responses to comments 1, 8 and 9 of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 2, 2014 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed in connection with the Agreement and Plan of Merger dated as of February 12, 2014, among Comcast, Time Warner Cable Inc. and Tango Acquisition Sub, Inc.

This letter is being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter.

As discussed on our conference call on June 5, 2014, we are expediting our responses to comments 1, 8 and 9. Our responses to the other comments set forth in your letter dated June 2, 2014 will be submitted separately. In connection with such response, we will provide additional disclosure, including a chart illustrating the steps to effectuate the transactions.

*  *  *  *  *
Comment 1 states:

1.
As a result of your agreement with Charter Communications, Comcast and Time Warner Cable shareholders may be receiving SpinCo and New Charter shares with no future vote/investment decision. Therefore, Note A to Schedule 14A may require that both groups of shareholders be provided with all material information now that is necessary for them to make an informed decision on all derivative aspects of the entire transaction. For example, please revise your registration statement to provide financial statements for SpinCo. In addition, the offer of New Charter shares to Comcast and TWC shareholders must be registered at this time. Please revise the document accordingly.

Response:

In response to the Staff’s comment, Comcast respectfully submits that, for the reasons set forth below, (i) no offer of SpinCo or New Charter securities is being made to Comcast shareholders or Time Warner Cable Inc. (“TWC”) stockholders, (ii) the inclusion of New Charter securities in the proposed divestiture transactions with Charter Communications, Inc. (“Charter”) does not alter this conclusion and (iii) the Registration Statement fully complies with Schedule 14A. Comcast further respectfully submits that the approach it has taken in the Registration Statement is consistent with applicable securities laws and with the approach taken in the most analogous prior transactions of which it is aware. A more detailed analysis of the relevant issues follows.

Notwithstanding the foregoing, Comcast is committed to providing Comcast shareholders and TWC stockholders with the most current information available at this time with respect to the proposed Charter transactions, without unnecessarily delaying the Comcast and TWC shareholder votes (which would be the case if historical financial statements for SpinCo or New Charter were required to be included at this time). In this regard, and in response to the Staff’s comments, Comcast proposes to revise the Registration Statement as described in section 5 below. Comcast notes that requiring the inclusion of information beyond the additional information that Comcast is proposing to include would be inappropriate and would impose significant delays.

1.	No offer of SpinCo or New Charter securities is being made to Comcast shareholders or TWC stockholders.

Given the nature of the shareholder votes being sought by Comcast and TWC and the significant conditions that will need to be satisfied before the proposed Charter transactions could proceed, and consistent with the approach adopted in prior, analogous transactions, no offer of SpinCo or New Charter securities is being made to Comcast shareholders or TWC stockholders.

a.	Comcast shareholders and TWC stockholders are being solicited to vote on, and make an investment decision solely with respect to, the Comcast-TWC merger, not the proposed Charter transactions.

As a threshold matter, Comcast shareholders and TWC stockholders are being solicited solely to vote on the merger agreement between Comcast and TWC1, which contemplates a merger of the two companies, and are not being solicited to vote on the proposed Charter transactions or to make an investment decision with respect to those transactions. The merger agreement between Comcast and TWC is subject to the satisfaction or waiver of certain conditions, including the receipt of applicable regulatory approvals, which may require the divestiture of certain assets. In furtherance of satisfying such condition, Comcast has agreed to divest up to three million subscribers of the combined company. The merger agreement between Comcast and TWC does not specify any particular form of divestiture (which could take a variety of forms, including a spin-off to shareholders of Comcast and/or TWC, an exchange offer by Comcast to exchange stock of a spun-off entity for outstanding shares of Comcast common stock, a sale of assets to a third party or a combination of the foregoing).

While Comcast has entered into an agreement with Charter with respect to a series of potential divestiture transactions, that agreement is subject to a number of significant conditions and termination rights and events that are in addition to, and independent of, the conditions and termination rights and events to the Comcast-TWC merger. Those conditions and termination rights and events include, but are not limited to:

•	the following conditions:

o	receipt of stockholder approval by Charter’s stockholders;

o
receipt of a number of regulatory approvals, including HSR Act clearance, approval of the FCC, approval of 100% of required public utility commissions and approval of certain franchise authorities, in most cases without the imposition of a “burdensome condition” (which standard imposes limited obligations on Charter to accept regulatory conditions);

o	absence of the assertion by Charter’s financing sources of a material adverse effect with respect to Charter;

o
completion of an exchange of at least a minimum amount of new SpinCo debt for outstanding debt, which requires certain financial institutions to agree to conduct a tender offer for outstanding debt and then exchange such debt for new SpinCo debt;

1 More precisely, the Comcast shareholders are being asked to vote on the issuance of Comcast shares in connection with the Comcast-TWC merger.  See Note A to Schedule 14A.

o	receipt of certain opinions of tax counsel covering a number of complex transactions that comprise the Charter transactions; and

•	the following termination rights and events:

o
the right of Charter to terminate the Charter transactions if, within the 30 day period following receipt of carveout financial statements, Charter believes (in good faith) that it will be unable to obtain committed financing to complete the proposed purchase of systems by Charter from Comcast for cash (the “purchase transaction”);

o
the right of either party to terminate the Charter transactions if, within the 30-day period following receipt of carveout financial statements, Charter has not delivered financing commitments for the purchase transaction; and

o
if the tender offer conducted by certain financial institutions for outstanding debt does not result in an amount of debt being tendered that, when exchanged for new SpinCo debt, results in a minimum specified level of SpinCo leverage.

Accordingly, the transactions with Charter may or may not be completed. If the proposed Charter transactions are not completed, then Comcast will still remain subject to its divestiture undertaking set forth in the Comcast-TWC merger agreement. Even if the transactions with Charter are completed, Comcast and Charter are free to amend their agreement without approval by Comcast’s or TWC’s stockholders. In addition, no record date for the distribution of SpinCo shares (if it occurs) has been set or will be set until completion of the proposed Charter transactions is much closer and it is clearer that the applicable closing conditions and termination rights will not be invoked.

For the reasons noted in the preceding paragraphs, it is not known at this time with any degree of certainty what form any divestiture of assets will ultimately take. In any event, no vote of Comcast shareholders or TWC stockholders is required under either of their charters or bylaws or under applicable law or exchange listing requirements in connection with the proposed Charter transactions or would be expected to be required in connection with any alternative divestiture transaction, including any amendment of the existing Charter agreement. Accordingly, and no different than if Comcast had not entered into the agreement with Charter, Comcast shareholders and TWC stockholders are being solicited to vote on, and make an investment decision solely with respect to, a merger transaction that includes a divestiture undertaking. Indeed, the thrust of the disclosure in this regard is intended to make this precise point.

b.	The approach consistently adopted in prior transactions and recent SEC advice confirm that there is no current offer of SpinCo or New Charter securities.

The absence of any current offer of SpinCo or New Charter securities is confirmed by the approach adopted in several analogous prior transactions, including in connection with the no-action relief granted to Ball Corporation in connection with its 1993 agreement to acquire Heekin Can, Inc. (Ball Corporation No-Action Letter, Publicly Available February 23, 1993). In that transaction, Heekin shareholders were to receive Ball shares in exchange for their Heekin shares. Following completion of the merger, Ball intended to spin-off by way of a dividend to its shareholders (including legacy Heekin shareholders) all of the outstanding shares of Alltrista Corporation, a wholly owned subsidiary of Ball into which certain assets and liabilities would be contributed. In connection with its grant of no-action relief, the Staff requested Ball’s opinion as to whether the submission of the Ball-Heekin merger to a vote of Heekin shareholders constituted an offer to Heekin shareholders of Alltrista shares. In response, Ball noted a number of factors why the submission of the merger vote should not be considered an offer of Alltrista shares, including the uncertainty as to whether the spin-off would occur or, if it occurred, the ultimate capital and operating profile of the spun-off Company.2

Ultimately, the Staff granted no-action relief effectively permitting the parties to proceed with the shareholder vote without including in Ball’s Form S-4 detailed information concerning the spun-off entity or including Alltrista as a co-registrant. The reasons cited by Ball for why the solicitation of a stockholder vote on the merger should not constitute an offer of securities of a company that, subject to the satisfaction of independent conditions, might be spun-off following the merger applies to Comcast’s present situation as well. Notably, the conditionality around the spin-off of Alltrista (which remained largely within the discretion of Ball’s board of directors) was significantly less than the conditionality around the proposed Charter transactions, which involves a number of conditions and termination rights outside of Comcast’s control, including conditions and termination rights the satisfaction, waiver or exercise of which will be determined by a third party (Charter).

2 Ball also cited, among other reasons, the fact that Heekin shareholders were not entitled to vote on the spin-off transaction, the relatively small size of Alltrista as compared to Ball itself and the fact that, at the time of the shareholder vote, the entity to be spun-off did not exist as an autonomous company. Each of these factors applies equally to the proposed Charter transactions.

In addition, the approach taken in Ball is consistent with the approach adopted by other companies in similar circumstances, all of which involved registration statements declared effective by the Commission. For instance, the merger agreement for the 2005 merger of Sprint Corporation and Nextel Communications, Inc., contained an obligation of the parties to spin off Sprint’s local telecommunications business following completion of the merger. The Form S-4 filed by Sprint (File No. 333-123333) referenced the expected spin-off (“In the merger agreement, each of Sprint and Nextel has agreed to use its reasonable best efforts to take such actions as are necessary, proper or advisable in order to effect the contemplated spin-off of the resulting company’s local telecommunications business in a tax-free transaction as expeditiously as possible after the completion of the merger”), but did not include historical financial information for the spun-off operations or even pro forma financial information reflecting the impact of the disposition, and was explicit on this point, noting “As a result of these uncertainties [i.e., uncertainties as to whether the spin-off would be completed and the amount of leverage at the spun-off company], the contemplated spin-off has not been reflected in [the] unaudited pro forma condensed combined financial statements.”3

As another example, in 2002, L-3 Communications Titan Corp. (formerly known as Titan Corp.) entered into an agreement to acquire GlobalNet in a stock transaction in which GlobalNet shareholders would receive Titan shares. Prior to entering into the merger agreement, Titan had adopted a formal plan to distribute its ownership interest in a publicly traded subsidiary, SureBeam, to its stockholders. The distribution was expected to occur following completion of the GlobalNet acquisition. Accordingly, if the merger was completed, GlobalNet stockholders would become Titan stockholders as a result of the merger and would also later receive SureBeam shares if they remained Titan stockholders if and when the spin-off occurred. The Form S-4 filed by Titan (File No. 333-81694) stated that “Holders of GlobalNet common stock will not receive shares of SureBeam common stock by virtue of the merger” and did not include financial information of SureBeam or incorporate SureBeam’s public filings.

We believe that our view that there is no current offer of either SpinCo or New Charter shares is also consistent with advice given by the Staff in connection with another recent, analogous transaction.4 There, Company A was preparing to offer its common stock in a transaction registered under the Securities Act. A few months prior, Company A had sold certain assets to Company B, a pre-IPO company, in exchange for Company B common stock. In that sale transaction, Company A had agreed promptly to distribute the Company B common stock pro rata to Company A’s stockholders once the Staff declared effective a post-effective amendment to Company B’s registration statement on Form S-1. Notwithstanding the contractual commitment to distribute the Company B shares, which was fully disclosed in Company A’s periodic reports as well as in the prospectus for the proposed public offering, the Staff agreed with company counsel that there was no current offer of Company B common stock because no record date had yet been set for the distribution. The Staff pointed out that it might be a closer call had the post-effective amendment been declared effective. A few months after Company A’s public offering, Company A distributed the Company B common stock to its stockholders, including holders of the common stock sold in the public offering.

The transactions referenced above indicate that, where a stockholder vote is solicited to approve a merger, and following the merger and subject to the satisfaction of additional, independent conditions, shareholders of the merged company may receive securities of another entity, the solicitation of a vote on the merger does not constitute an offer of securities of the other entity. For the same reasons as were articulated in Ball (and implicit in the other transactions), no offer of SpinCo or New Charter securities is being made.

2.	The inclusion of New Charter securities in the proposed Charter transactions does not alter the conclusion that no offer or investment decision is being made.

The transactions discussed in Section 1(b) above all show that it is permissible to have shareholder vote on a merger agreement that contemplates the possible issuance of securities in a subsequent divestiture transaction, without viewing the solicitation of such shareholder vote as a concurrent “offer” of the securities to be issued in the divestiture transaction that must be registered under the Securities Act. While the Comcast/Charter situation differs from the transactions described in Section 1(b) above in that it involves the merger of the spun-off entity with a merger subsidiary of a third party (New Charter) following the spin-off, with shareholders of the spun-off company receiving shares of the third party in the merger, this factual distinction cannot result in a different conclusion as to whether there is any offer or investment decision being made in connection with the merger vote. Specifically, if the vote on the Comcast-TWC merger does not involve an offer of the shares of SpinCo, it cannot be the case that the inclusion of securities to be issued in a subsequent, equally (if not additionally) contingent transaction could somehow create an offer of securities where one did not otherwise exist.

3 The Sprint/Nextel transaction differs from Comcast’s situation in that the divestiture obligation in Sprint/Nextel was contained in the merger agreement between the parties and was not subject to a third party’s involvement. However, if anything, that indicates the spin-off was subject to less conditionality – since it remained primarily within the control of Sprint’s board of directors and was not subject to conditions or termination rights being invoked by a third party.
4 Because the advice obtained is not publicly available, the names of the issuers in this transaction are not identified herein. We identified the specific transaction on our June 5, 2014 conference call.

a.	No investment decision is being made by Comcast shareholders and TWC stockholders with respect to New Charter securities.

As an analytical matter, if no current offer for SpinCo shares is being made, then it follows that there can also be no current offer for New Charter shares, which will only be issued to shareholders subsequent to, and subject to the same conditions as, the distribution to those shareholders of SpinCo shares (with the New Charter shares ultimately representing roughly 1/3 of the total value distributed to Comcast shareholders and the SpinCo shares not disposed of in the merger representing the remaining 2/3 of total value). The circumstances relating to the possibility that Comcast shareholders or TWC stockholders might get SpinCo and New Charter shares is considerably more contingent than the transactions cited in section 1(b) above: not only does the Comcast-TWC merger need to occur, but a number of significant conditions must be met, and Charter and SpinCo must file and have declared effective appropriate registration statements on appropriate forms. This sequence of events should not have the effect of converting a transaction that does not involve an offer into one that does.

During our conference call, the Staff asked how the parties proposed to effect the registration of the New Charter common stock being issued in exchange for a portion of the SpinCo common stock distributed to Comcast shareholders (including legacy TWC stockholders).  For purposes of the securities laws, this portion of the transaction is analogous to a conventional “Reverse Morris Trust” transaction.  In Reverse Morris Trust transactions, a parent company (“ParentCo”) effectively transfers a business to a third-party acquirer (“AcquireCo”).  ParentCo spins off that business to a new public company (“NewCo”) and then NewCo merges with AcquireCo with NewCo stockholders receiving AcquireCo stock.  In these transactions, NewCo files an Exchange Act registration statement on Form 10, which is declared effective immediately prior to NewCo’s spin off from ParentCo.  AcquireCo files a proxy statement/Form S-4 in connection with the vote by AcquireCo’s stockholders on its merger with NewCo and the exchange of AcquireCo shares for outstanding NewCo shares in the merger.  Although ParentCo, as NewCo’s sole stockholder, must vote on NewCo’s merger with AcquireCo, neither ParentCo’s nor NewCo’s stockholders vote on the transaction.  The combination of NewCo’s Form 10 for the distribution of NewCo’s shares by ParentCo in the spin off and AcquireCo’s registration statement on Form S-4 for the exchange of shares in the merger ensures that the AcquireCo shares received by NewCo’s stockholders are freely transferrable.

For example, in November 2011, MeadWestvaco Corporation and ACCO Brands Corporation announced that MeadWestvaco would transfer its consumer and office products business to a new corporation, Monaco SpinCo Inc., which MeadWestvaco would spin off to its stockholders.  MeadWestvaco and ACCO Brands had also entered into a definitive agreement pursuant to which ACCO Brands would merge with Monaco SpinCo, with former MeadWestvaco stockholders receiving ACCO Brands shares for all of the Monaco SpinCo shares they received in the spin-off.  As a result of the spin-off and merger, MeadWestvaco stockholders as of the record date for the distribution of Monaco SpinCo ultimately owned approximately 50.5% of ACCO Brands common stock after the ACCO Brands/Monaco SpinCo merger.  Although the ACCO Brands stockholders were entitled to vote on the merger pursuant to which Monaco SpinCo stockholders would receive ACCO Brands stock, neither the MeadWestvaco nor the Monaco SpinCo stockholders were entitled to vote or make any other investment decision relating to the spin off or the merger.  In connection with the spin off, in March 2012, Monaco SpinCo filed a registration statement on Form 10 (SEC File No. 000-54625).  In connection with the ACCO Brands/Monaco SpinCo merger, in January 2012, ACCO Brands filed a proxy/Form S-4 (SEC File No. 333-178869).  As set forth in the explanatory note to ACCO Brands’ Form S-4: “ACCO Brands is filing this registration statement on Form S-4 to register shares of its common stock, par value $0.01 per share, that will be issued in connection with the merger of Augusta Acquisition Sub, Inc. which is a wholly owned subsidiary of ACCO, into Monaco SpinCo Inc. which is currently a wholly owned subsidiary of MeadWestvaco Corporation but which will be spun off to [MeadWestvaco] stockholders immediately prior to the merger” (defined terms omitted).

The MeadWestvaco/ACCO Brands transaction confirms the approach proposed for the Charter transactions, namely a Form 10 Exchange Act registration statement filed by SpinCo in connection with the spin off and a Form S-4 Securities Act registration statement filed by Charter and New Charter in connection with the SpinCo merger and registering the exchange of New Charter shares for Charter shares and the exchange of New Charter shares for SpinCo shares.

The Charter and New Charter registration statement on Form S-4 ensures that the New Charter shares are freely transferrable when received by SpinCo’s stockholders. The need for this registration statement does not alter the analysis that there is no “offer” of New Charter shares at the time of the Comcast and TWC shareholder votes.

b.
Notwithstanding the absence of any current offer or investment decision, Comcast shareholders and TWC stockholders will have a meaningful opportunity to decide whether or not they want to receive SpinCo and New Charter Securities.

Notably, the fact that there is no current offer of SpinCo or New Charter securities does not mean that Comcast shareholders or TWC stockholders will be deprived of the opportunity to decide whether they want to receive SpinCo or New Charter securities, as the structure of the proposed Charter transactions ensures that there will be a meaningful period of time between completion of the TWC merger and any consummation of the proposed Charter transactions – at a minimum, four weeks, and very possibly significantly longer5 – during which Comcast shareholders (including legacy TWC stockholders) may dispose of their shares in the combined Comcast-TWC in the market if they prefer not to receive SpinCo and New Charter shares. In other words, shareholders would be able to realize the benefits of their investment decision to approve the merger, without being obligated to accept either SpinCo or New Charter shares.

3.	The Registration Statement fully complies with Schedule 14A.

For the reasons described above, the current shareholder votes on the TWC merger do not involve any offer of SpinCo or New Charter securities to Comcast shareholders or TWC stockholders and, therefore, registration of the SpinCo and New Charter securities is not required at this time. Accordingly, any requirement that the Registration Statement must include information about SpinCo and/or New Charter must derive from some other legal requirement. The Staff’s letter inquires as to whether Note A to Schedule 14A requires additional information about SpinCo and New Charter. For the reasons set forth below, we believe that under the facts of our transaction, the information contained in the Registration Statement fully complies with Schedule 14A, including Note A.

a.	The Registration Statement complies with the requirements of Schedule 14A and contains more information than registration statements in comparable transactions.

Note A provides that “Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given.”

Comcast has included in the Registration Statement all information required to comply with Note A, including, importantly, pro forma financial information showing both (i) completion of the Comcast-TWC merger on a standalone basis and (ii) completion of both the Comcast-TWC merger and the proposed Charter transactions. We have reviewed the items of Schedule 14A and believe these are the only disclosure requirements implicated by the proposed Charter transactions.

The information provided in the Registration Statement is also consistent with, and in some cases exceeds, the amount of information provided in comparable transactions. For instance, as discussed in section 1(b) above, the merger agreement for the 2005 merger of Sprint and Nextel contained an obligation of the parties to spin-off Sprint’s local telecommunications business following completion of the merger. The Form S-4 filed by Sprint did not include historical financial information for the spun-off operations or even pro forma financial information reflecting the impact of the disposition. Instead, the Form S-4 noted that “As a result of these uncertainties [i.e., uncertainties as to whether the spin-off would be completed and the amount of leverage at the spun-off company], the contemplated spin-off has not been reflected in [the] unaudited pro forma condensed combined financial statements.” Following completion of the merger and the issuance of Sprint shares to former Nextel shareholders, a Form 10 was filed to register the shares of the spun-off company (File No. 001-32732) and the spin-off was completed.

Similarly, in 2013, Digital Generation, Inc. entered into a merger agreement with Extreme Reach, Inc. which involved an obligation for Digital Generation to spin-off a subsidiary to its stockholders and then, immediately following the spin-off, merge with a subsidiary of Extreme Reach. Pursuant to the terms of the merger agreement, “ … prior to the Effective Time, the Company shall (i) enter into and cause SpinCo to enter into the Spin−Off Agreements [and] (ii) contribute to SpinCo all of the outstanding capital stock and equity interests of the SpinCo Subsidiaries …” As a result of the transactions, Digital Generation stockholders received (i) shares of the spun-off entity and (ii) cash in the merger with Extreme Reach. Digital Generation filed a definitive proxy statement on Schedule 14A soliciting a vote on the merger. The Schedule 14A did not include information regarding the spin-off. In addition, in Ball (see section 1(b) above), the Form S-4 filed by Ball included information about the proposed spin-off, including pro forma financial information, but did not include historical financial information for the spun-off company.

5 One of the conditions to completion of the Charter transactions is the consummation of certain related financing transactions. Those financing transactions will not commence, if at all, until following completion of the Comcast-TWC merger, and will themselves take at least four weeks – and likely longer – to be completed. Specifically, following completion of the Comcast-TWC merger and the satisfaction of certain other closing conditions to the proposed Charter transactions, it is anticipated that certain financial institutions will launch a tender offer for outstanding Comcast debt.  Under applicable tender offer rules, that offer must be open for no less than 20 business days (although an early bird closing after 10 business days is permissible), and the proposed Charter transactions agreement contemplates that it may be open for as long as 30 business days in order to obtain the desired results. Following closing of the tender offer, the financial institutions must hold the Comcast debt for no less than 14 calendar days before exchanging with Comcast the debt for new SpinCo debt. Completion of the debt-for-debt exchange is a condition to the parties’ obligation to complete the proposed Charter transactions.

The transactions noted above confirm that the Registration Statement fully complies with Schedule 14A, including Note A, and is consistent with information provided in comparable transactions. Indeed, by including pro forma information regarding the proposed Charter transactions, the Registration Statement provides more information than was provided in Sprint and Digital Generation.

4.	Requiring the inclusion of information beyond the additional information that Comcast is proposing to include would be inappropriate and would impose significant delays.

While Comcast believes that the disclosure provided is complete and provides all that is required under the circumstances, Comcast is committed to providing Comcast shareholders and TWC stockholders with the most current information available at this time with respect to the proposed Charter transactions. In this regard, and in response to the Staff’s comment, Comcast proposes to revise the Registration Statement as described in section 5 below to include additional information about the proposed Charter transactions. However, Comcast believes that, for a number of reasons, requiring the inclusion of additional information beyond that which it is proposing to include would be inappropriate and would impose significant delays.

a.	In light of the significant conditionality around the proposed Charter transactions, including additional information would mislead shareholders as to the nature of the vote they are providing.

As discussed in section 1(a) above, Comcast shareholders and TWC stockholders are being asked to vote on a merger transaction that contemplates a divestiture, which may or may not ultimately take the form of the proposed Charter transactions. If the proposed Charter transactions are ultimately not completed for whatever reason, Comcast intends to pursue an alternative divestiture, which almost certainly will not require a separate shareholder vote. Shareholders are being asked to approve the merger in this light. Including a disproportionate amount of information about the proposed Charter transactions could cause shareholders to unduly focus on those transactions and not on the possibility that the divestiture could ultimately take a different form, which could be structured very differently from the proposed Charter transactions and could be more or less advantageous to the combined Comcast-TWC than the proposed Charter transactions.

b.	The proposed Charter transactions represent a relatively small amount of the combined Comcast-TWC’s operations.

The subscribers being divested to SpinCo represent only approximately 7.4% of the aggregate subscribers of the combined Comcast-TWC. These numbers do not take into account Comcast’s non-cable operations, which separately account for approximately 35% of Comcast’s consolidated revenue. Accordingly, the proposed Charter transactions represent a relatively small portion of the combined Comcast-TWC. Including excessive disclosure regarding the proposed Charter transactions would over-emphasize their relative importance to the Comcast-TWC merger and potentially confuse shareholders.

c.	Shareholders are receiving more information at this time than they would have received had Comcast waited until after the shareholder vote to enter into a divestiture transaction.

By entering into the agreement with Charter prior to holding the shareholder votes and updating the Registration Statement to include meaningful and useful information about the proposed Charter transactions – including both the terms of the transactions and the risk that they may not be consummated, as well as pro forma financial information – Comcast is providing Comcast shareholders and TWC stockholders with greater information than they would otherwise have received prior to voting on the Comcast-TWC merger had Comcast simply waited until after the shareholder votes to negotiate a divestiture transaction. As a result, shareholders will be able to make a more informed decision on whether to approve the TWC merger in light of the provided information regarding one potential divestiture transaction. However, the inclusion of information regarding the proposed Charter transactions should not create an additional obligation of Comcast to include even more comprehensive information in the Registration Statement. To find otherwise would incentivize similarly situated parties with a divestiture commitment to delay negotiating a divestiture transaction until following the shareholder votes in order to avoid onerous and time consuming disclosure requirements, which would result in shareholders ultimately receiving less information prior to having to vote on the primary transaction.

d.	Required information will be provided to shareholders.

Comcast also advises the Staff that the distribution of any shares of SpinCo and the issuance of New Charter shares to Comcast shareholders and TWC stockholders in the future will be registered on the proper forms and at appropriate times in light of the proposed timing of the distribution and issuance of those shares. Those forms will include all required disclosure concerning those entities, including historical financial statements of SpinCo. It is currently anticipated that those forms will include a registration statement on Form S-4 filed by Charter and New Charter to register the issuance of New Charter securities to its current stockholders and the issuance of New Charter securities in connection with the SpinCo merger and an Exchange Act registration statement on Form 10 filed by SpinCo to register the SpinCo securities that will be distributed pro rata to Comcast shareholders (including legacy TWC stockholders who are Comcast shareholders as of the record date for the spin-off).

Accordingly, while the distribution of SpinCo and New Charter securities may not yet have been registered and comprehensive information concerning SpinCo and New Charter may not be included in the Registration Statement, Comcast shareholders and TWC stockholders will nonetheless have access to all required information under the applicable securities laws with respect to SpinCo and New Charter, and will have an opportunity to make a decision, on the basis of that information, as to whether to remain Comcast shareholders through the record date for the proposed Charter transactions and to therefore receive SpinCo and New Charter securities.

e.	Requiring additional information about the proposed Charter transactions at this time would have a significant impact on the timing of the Comcast-TWC shareholder votes.

Finally, Comcast notes that, due to the inherent difficulties in preparing carveout financial statements and the particular complexity of the proposed Charter transactions, it is expected to take three months or longer to prepare the historical carveout financial statements that will be included in the registration statements for SpinCo and New Charter, plus additional time for the Staff to review those financial statements. Accordingly, requiring that historical financial statements be provided to shareholders prior to the Comcast and TWC shareholder votes is expected to delay the votes for approximately four to six months or longer. The Comcast-TWC merger is obviously a matter of significant public and shareholder interest, and delaying the shareholder votes for that period of time will deprive shareholders the opportunity to promptly register their position on the transaction (and subject the parties to additional costs and uncertainties).

5.	Proposed revisions to the Registration Statement.

For the reasons set forth above, Comcast believes that the Registration Statement contains all required information regarding the proposed Charter transactions. Nevertheless, to ensure that Comcast and TWC stockholders receive the most current information available at this time with respect to the proposed Charter transactions, and to address the Staff’s questions, Comcast proposes to revise the Registration Statement as shown on Exhibit A to this response letter, which is marked to show changes from the actual disclosure in Amendment No. 1 to the Form S-4. Comcast believes that these revisions meaningfully enhance the disclosure around the proposed Charter transactions, both as to the amount of information provided and to the clarity of that information. In particular, Comcast is now proposing to include additional disclosure describing (i) the principal reasons why the SpinCo results of operations and financial position will likely be materially different from the presentation in the unaudited pro forma financial information (see page 7 of Exhibit A), (ii) that there will be a meaningful period of time between completion of the TWC merger and any consummation of the proposed Charter transactions (see page 13 of Exhibit A), (iii) the timing associated with the proposed debt-for-debt exchange, the completion of which is a condition to the parties’ obligation to complete the proposed Charter transactions (see page 13 of Exhibit A), (iv) that the distribution of the SpinCo securities will be registered on an Exchange Act registration statement on Form 10 filed by SpinCo (see page 14 of Exhibit A) and the subsequent issuance and distribution of the New Charter securities to Charter’s stockholders and to SpinCo’s shareholders will be registered on a Form S-4 filed by Charter and New Charter, (v) the SpinCo governance arrangements in greater detail (see page 15 of Exhibit A), (vi) that the actual valuation of the assets to be spun, sold or swapped in connection with the Charter transactions will not be known at the time that the Registration Statement is declared effective since the valuation will be based on EBITDA calculated in the future at various points of time depending on when the Charter transactions are completed (see page 16 of Exhibit A), (vii) in greater detail that the Charter transactions are subject to a number of significant conditions and termination rights and events that are in addition to, and independent of, the conditions and termination rights and events to the Comcast-TWC merger (see page 16 of Exhibit A) and (viii) where publicly available information on Charter can be found, together with a note indicating that by virtue of the Charter transactions, New Charter (after the completion of the Charter transactions) may be fundamentally different from Charter (prior to the completion of the Charter transactions) (see pages 18 and 19 of Exhibit A). Comcast notes that it thoroughly considered whether it would be possible to include additional historical financial information for SpinCo in the Registration Statement (in addition to the information that is reflected in the pro forma financial information), but concluded that it would not be possible to prepare accurate information in a reasonable amount of time for finalizing the Registration Statement, due to, among other reasons, the difficulty in preparing carveout financial information for an integrated business.

*  *  *  *  *

Comment 8 states:

8.
We note in the SpinCo Governance section of the Comcast/ Charter Transactions Agreement that the board of directors of SpinCo will consist of 9 directors: (a) 3 directors selected by Charter; (b) 3 independent directors selected by Comcast, each to be reasonably acceptable to Charter and; (c) 3 directors selected by Comcast from a list of potential nominees provided by Charter. In addition, we note that SpinCo and Charter will enter into a service agreement. In this regard, tell us whether the terms of the Transactions Agreement, which has been approved by the boards of directors of both Comcast and Charter, contemplates that Charter will control and consolidate SpinCo when it becomes a public company.

Response:

In response to the Staff’s comment, Comcast notes that the terms of the Charter divestiture transactions were designed so that Charter would not be expected to control SpinCo as a result of the SpinCo merger. Accordingly, Comcast believes that under the voting interest or variable interest criteria of generally accepted accounting principles in the United States, New Charter would not be required to consolidate SpinCo as a result of the SpinCo merger. In addition, Comcast has also been informed by Charter that it does not expect to consolidate SpinCo.

Following the SpinCo merger, legacy Comcast shareholders will own an estimated, but not less than, 50.75% of the outstanding shares of SpinCo common stock, legacy TWC stockholders will own an estimated 16% and New Charter will own the estimated remaining 33%. The SpinCo board will consist of nine directors.  The initial nine directors on the SpinCo board will be selected as follows: three will be independent directors selected by Comcast and reasonably acceptable to Charter; three will be independent directors selected by Comcast from a list of potential nominees provided by Charter; and three will be designated by Charter and likely to be officers and/or directors of Charter.  The board will be separated into three classes, with each class initially comprised of one representative of each of these categories.  As a result, New Charter will at most control one-third of the SpinCo board as initially constituted.  At each SpinCo annual stockholders’ meeting held thereafter, one class of directors will be up for election each year and directors will be chosen, by a plurality vote of the stockholders voting in the election, for a term of three years to succeed those whose terms expire.

In addition, SpinCo will have an executive management team that will report to the SpinCo board, and the members of the executive management team will have the authority and responsibility that is typically associated with the positions of individuals performing similar roles at public companies in a business similar to the business of SpinCo. The SpinCo executive management team will consist of individuals that are independent from Charter. The services provided by Charter pursuant to the services agreement contemplated by the Charter transactions agreement will be subject to the authority and supervision of the SpinCo Board and the SpinCo executive management team. The services agreement will have an initial term of three years, automatically renewable for one-year terms unless either SpinCo or Charter gives notice of non-renewal at least one year prior to the end of the initial, or any renewal, term.

SpinCo and New Charter will be prohibited from taking any action during the two year period following closing that has the effect of causing New Charter to increase its ownership stake in SpinCo beyond the stake it acquires in the SpinCo merger. In addition, during the third and fourth years following closing, New Charter will be prohibited from increasing its ownership stake in SpinCo beyond 49%, without approval of a majority of the independent members of the SpinCo board or a majority of SpinCo shareholders.

As a result of the foregoing, SpinCo will be an independent public company with an independent executive management team and New Charter is not expected to consolidate SpinCo as a result of its common equity interest, its board representation or the services agreement.

Comment 9 states:

9.
We note that following the Spin-Off transaction and as a result of the series of transactions described on page 46, Comcast shareholders and New Charter will own 67% and 33%, respectively of the outstanding shares of common stock of SpinCo. We also refer to our previous comment asking whether the terms of the Charter/Comcast Transactions Agreement contemplate that New Charter will control and consolidate SpinCo. Considering the fact that the spin off transaction is contingent on the SpinCo Merger, tell us whether you considered accounting for the divestiture of the cable systems in the spin-off transaction as a sale for accounting purposes. If not, why not.

Response:

As noted in the response to Comment 8 above, SpinCo will be an independent public company with an independent executive management team and New Charter will not have the ability to control SpinCo through its common equity interest, its board representation or the services agreement. Comcast has also been informed by Charter that it does not expect to consolidate SpinCo.  Because Comcast’s legacy shareholders will own at least 50.75% of the outstanding shares of SpinCo common stock following SpinCo’s merger with a merger subsidiary of New Charter, and New Charter will acquire only an approximately 33% noncontrolling interest in SpinCo in the merger, Comcast concluded that the spin-off should be accounted for as an equity transaction based on Comcast’s carrying value of the SpinCo assets consistent with the guidance in ASC 505-60-25-2.

*  *  *  *  *

Please contact the undersigned at (212) 450-4089 or David L. Caplan at (212) 450-4156 or Bruce Dallas at (650) 752-2022 should you require further information or have any questions.

Sincerely yours,
/s/ William J. Chudd
William J. Chudd

cc:	Robert B. Schumer, Esq., Ariel J. Deckelbaum, Esq. and Ross Fieldston , Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP

Exhibit A to Response Letter

Unaudited Pro Forma Condensed Combined Balance Sheet
Giving Effect to the TWC Merger and the Charter Divestiture Transactions
As of March 31, 2014

(in millions)	Pro Forma for TWC Merger Excluding Charter Divestiture Transactions	Comcast Cable Systems in ~~Spin-Off Transaction~~SpinCo	~~SpinCo Indebtedness~~	TWC Cable Systems in Exchange and Sale Transactions	Charter Cable Systems Acquired in Exchange Transaction	Charter Divestiture Transactions- Related Pro Forma Adjustments	Notes	Pro Forma for TWC Merger Including Charter Divestiture Transactions
Assets
Current Assets:
Cash and cash equivalents	$ 2,111	$ ~~-~~(600)	~~$ (600)~~	$ -	$ -	$ 8,800	3e, 3j	$ 10,311
Investments	2,389	-	~~-~~	-	-	-		2,389
Receivables, net	6,909	(152)	~~-~~	(221)	55	18	3a	6,609
Programming rights	863	-	~~-~~	-	-	-		863
Other current assets	2,296	(27)	~~-~~	(124)	25	-		2,170
Total current assets	14,568	(~~179~~779)	~~(600)~~	(345)	80	8,818		22,342
Film and television costs	5,058	-	~~-~~	-	-	-		5,058
Investments	3,151	-	~~-~~	-	-	-		3,151
Property and equipment, net	43,969	(1,957)	~~-~~	(2,820)	2,842	695	3b	42,729
Franchise rights	100,064	(6,231)	~~-~~	(10,241)	1,927	1,283	3c	86,802
Goodwill	53,575	(1,391)	~~-~~	(4,410)	349	3,027	3d	51,150
Other intangible assets, net	26,463	(90)	~~-~~	(2,180)	353	828	3c	25,374
Other noncurrent assets, net	3,430	(7)	~~-~~	(7)	39	-		3,455
Total assets	$ 250,278	$ (~~9,855~~ 10,455)	~~$ (600)~~	$ (20,003)	$ 5,590	$ 14,651		$ 240,061
Liabilities and Equity
Current Liabilities:
Accounts payable and
accrued expenses related
to trade creditors	$ 6,808	$ (294)	~~$ -~~	$ (272)	$ 324	$ 18	3a	$ 6,584
Accrued participations
and residuals	1,256	-	~~-~~	-	-	-		1,256
Deferred revenue	803	(3)	~~-~~	(20)	29	-		809
Accrued expenses and
other current liabilities	9,560	(204)	~~-~~	(104)	-	1,670	3e, 3j	10,922
Current portion of
long-term debt	5,882	-	~~-~~	-	-	-		5,882
Total current liabilities	24,309	(501)	~~-~~	(396)	353	1,688		25,453
Long-term debt, less
current portion	71,971	~~-~~(8,800)	~~(8,800)~~	-	-	1,400	3e	64,571
Deferred income taxes	50,716	(3,053)	~~-~~	(3,671)	910	471	3f	45,373
Other noncurrent liabilities	11,872	(34)	~~-~~	(36)	6	-		11,808
Commitments and
contingencies
Redeemable noncontrolling
interests and redeemable
subsidiary preferred stock	1,050	-	~~-~~	-	-	-		1,050
Equity:
Comcast Corporation
total shareholders' equity	89,992	~~(6,267)~~ 1,933	~~8,200~~	(15,900)	4,321	11,092	3g	91,438
Noncontrolling interests	368	-	~~-~~	-	-	-		368
Total equity	90,360	~~(6,267)~~ 1,933	~~8,200~~	(15,900)	4,321	11,092		91,806
Total liabilities and equity	$ 250,278	$ (~~9,855~~ 10,455)	~~$ (600)~~	$ (20,003)	$ 5,590	$ 14,651		$ 240,061
See accompanying notes to unaudited pro forma financial information.

Unaudited Pro Forma Condensed Combined Statement of Income
Giving Effect to the TWC Merger and the Charter Divestiture Transactions
For the Three Months Ended March 31, 2014

(in millions, except per share data)	Pro Forma for TWC Merger Excluding Charter Divestiture Transactions	Comcast Cable Systems in ~~Spin-Off Transaction~~SpinCo	~~SpinCo Indebtedness~~	TWC Cable Systems in Exchange and Sale Transactions	Charter Cable Systems Acquired in Exchange Transaction	Charter Divestiture Transactions- Related Pro Forma Adjustments	Notes	Pro Forma for TWC Merger Including Charter Divestiture Transactions
Revenue	$ 22,859	$ (1,134)	~~$ -~~	$ (1,359)	$ 818	$ 21	3a	$ 21,205
Costs and Expenses:
Programming and production	7,095	(258)	~~-~~	(314)	232	29	3a	6,784
Other operating and
administrative	6,518	(278)	~~-~~	(292)	252	-		6,200
Advertising, marketing and
promotion	1,756	(54)	~~-~~	(138)	50	(8)	3a	1,606
Depreciation	2,270	(130)	~~-~~	(151)	161	29	3b	2,179
Amortization	744	(7)	~~-~~	(68)	20	17	3c	706
	18,383	(727)	~~-~~	(963)	715	67		17,475
Operating income	4,476	(407)	~~-~~	(396)	103	(46)		3,730
Other Income (Expense):
Interest expense	(888)	~~-~~121	~~121~~	-	-	(27)	3e	(794)
Investment income (loss), net	113	-	~~-~~	-	-	-		113
Equity in net income (losses)
of investees, net	47	-	~~-~~	-	-	-		47
Other income (expense), net	(14)	-	~~-~~	-	-	-		(14)
	(742)	~~-~~121	~~121~~	-	-	(27)		(648)
Income before income taxes	3,734	(~~407~~286)	~~121~~	(396)	103	(73)		3,082
Income tax expense	(1,357)	~~159~~112	~~(47)~~	154	(40)	29	3f	(1,102)
Net income	2,377	(~~248~~174)	~~74~~	(242)	63	(44)		1,980
Net (income) loss attributable
to noncontrolling interests and redeemable subsidiary preferred stock	(68)	-	~~-~~	-	-	-		(68)
Net income attributable to
Comcast Corporation	$ 2,309	$ (~~248~~174)	~~$ 74~~	$ (242)	$ 63	$ (44)		$ 1,912
Earnings per share attributable to Comcast Corporation shareholders:
Basic	$ 0.69							$ 0.57	3i
Diluted	$ 0.68							$ 0.56	3i

Weighted average shares outstanding:
Basic	3,356							3,356	3i
Diluted	3,410							3,410	3i
See accompanying notes to unaudited pro forma financial information.

Unaudited Pro Forma Condensed Combined Statement of Income
Giving Effect to the TWC Merger and the Charter Divestiture Transactions
For the Year Ended December 31, 2013

(in millions, except per share data)	Pro Forma for TWC Merger Excluding Charter Divestiture Transactions	Comcast Cable Systems in ~~Spin-off Transaction~~SpinCo	~~SpinCo Indebtedness~~	TWC Cable Systems in Exchange and Sale Transactions	Charter Cable Systems Acquired in Exchange Transaction	Charter Divestiture Transactions- Related Pro Forma Adjustments	Notes	Pro Forma for TWC Merger Including Charter Divestiture Transactions
Revenue	$ 86,329	$ (4,557)	~~$ -~~	$ (5,501)	$ 3,112	$ 74	3a	$ 79,457
Costs and Expenses:
Programming and
production	24,224	(971)	~~-~~	(1,212)	846	99	3a	22,986
Other operating and
administrative	25,926	(1,152)	~~-~~	(1,252)	1,010	-		24,532
Advertising, marketing
and promotion	6,965	(241)	~~-~~	(503)	191	(25)	3a	6,387
Depreciation	9,139	(518)	~~-~~	(693)	603	116	3b	8,647
Amortization	2,962	(34)	~~-~~	(273)	87	60	3c	2,802
	69,216	(2,916)	~~-~~	(3,933)	2,737	250		65,354
Operating income	17,113	(1,641)	~~-~~	(1,568)	375	(176)		14,103
Other Income (Expense):
Interest expense	(3,655)	~~1~~485	~~484~~	-	-	(109)	3e	(3,279)
Investment income
(loss), net	579	-	~~-~~	-	-	-		579
Equity in net income
(losses) of investees, net	(66)	-	~~-~~	-	-	-		(66)
Other income (expense), net	(372)	-	~~-~~	-	-	-		(372)
	(3,514)	~~1~~485	~~484~~	-	-	(109)		(3,138)
Income before income taxes	13,599	(~~1,640~~ 1,156)	~~484~~	(1,568)	375	(285)		10,965
Income tax expense	(4,849)	~~640~~451	~~(189)~~	612	(146)	111	3f	(3,821)
Net income	8,750	(~~1,000~~705)	~~295~~	(956)	229	(174)		7,144
Net (income) loss attributable
to noncontrolling interests and redeemable subsidiary preferred stock	(320)	-	~~-~~	-	-	-		(320)
Net income attributable to
Comcast Corporation	$ 8,430	$ (~~1,000~~ 705)	~~$ 295~~	$ (956)	$ 229	$ (174)		$ 6,824

Earnings per share attributable to Comcast Corporation shareholders:
Basic	$ 2.50							$ 2.02	3i
Diluted	$ 2.46							$ 1.99	3i

Weighted average shares outstanding:
Basic	3,378							3,378	3i
Diluted	3,430							3,430	3i
See accompanying notes to unaudited pro forma financial information.

Notes to Unaudited Pro Forma Financial Information
Giving Effect to the TWC Merger and Charter Divestiture Transactions

Note 1. Basis of Presentation

The accompanying unaudited pro forma financial information is intended to reflect the impacts of the TWC merger and the Charter divestiture transactions on Comcast’s consolidated financial statements and presents the pro forma consolidated financial position and results of operations of Comcast based on the historical financial statements and accounting records of Comcast, TWC and the acquired Charter cable systems after giving effect to the TWC merger, the Charter divestiture transactions and the Charter divestiture transactions-related pro forma adjustments as described in these notes. The starting point for this presentation is the Comcast unaudited pro forma financial information giving effect to the TWC merger, as presented on pages [—] to [—], and should be read in conjunction with that information and the related notes.

The Charter divestiture transactions-related pro forma adjustments are included only to the extent they are (i) directly attributable to the Charter divestiture transactions, (ii) factually supportable and (iii) with respect to the statements of income, expected to have a continuing impact on the combined results. The accompanying unaudited pro forma financial information is presented for illustrative purposes only.

The Charter cable systems acquired in the exchange transaction will be accounted for using the acquisition method of accounting with Comcast considered the acquirer. The unaudited pro forma financial information reflects the preliminary assessment of fair values and useful lives assigned to the assets acquired and liabilities assumed. Fair value estimates were determined based on preliminary discussions between Comcast and Charter management, due diligence efforts and information available in public filings. The detailed valuation studies necessary to arrive at the required estimates of the fair values for the Charter assets acquired and liabilities assumed have not commenced. Significant assets and liabilities that are subject to preparation of valuation studies to determine appropriate fair value adjustments include property and equipment and identifiable intangible assets, including franchise rights. Changes to the fair values of these assets and liabilities will also result in changes to goodwill and deferred tax liabilities.

The Unaudited Pro Forma Condensed Combined Balance Sheet gives effect to the TWC merger and the Charter divestiture transactions as if they had occurred on March 31, 2014, and the Unaudited Pro Forma Condensed Combined Statements of Income for the three months ended March 31, 2014 and the year ended December 31, 2013 give effect to the TWC merger and the Charter divestiture transactions as if they had occurred on January 1, 2013, the beginning of the earliest period presented.

Other Charter Divestiture Transactions-Related Adjustments

The unaudited pro forma financial information reflects certain adjustments to eliminate transactions between Comcast, TWC and Charter.

The unaudited pro forma financial information does not reflect any reclassifications or adjustments to conform Charter’s financial statement presentation or accounting policies to those adopted by Comcast, as no such adjustments have been identified that would have a material effect on the unaudited pro forma financial information.

Further review may identify additional intercompany transactions, reclassifications or differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma financial information of the combined company. At this time, Comcast is not aware of any intercompany transactions, reclassifications or accounting policy differences that would have a material impact on the unaudited pro forma financial information that are not reflected in the Charter divestiture transactions-related pro forma adjustments.

Items Not Adjusted in the Unaudited Pro Forma Financial Information

The unaudited pro forma financial information does not include any adjustment for liabilities or related costs that may result from integration activities, since management has not completed the process of making these assessments. Significant liabilities and related costs may ultimately be recorded for employee severance or relocation, costs of vacating some facilities and costs associated with other exit and integration activities.

The Unaudited Pro Forma Condensed Combined Statements of Income do not include any material nonrecurring charges that might arise as a result of the TWC merger or the Charter divestiture transactions, including supplemental management bonuses. The Unaudited Pro Forma Condensed Combined Balance Sheet only includes adjustments for transaction-related costs that are factually supportable.

The TWC merger and Charter divestiture transactions may result in changes in Comcast’s tax rate used to determine deferred income taxes due to changes in apportionment factors related to state income taxes. Any changes in Comcast’s deferred taxes as a result of the TWC merger and Charter divestiture transactions will be reflected in income as of the closing dates. The unaudited pro forma financial information does not include the impact of any such changes on Comcast’s existing deferred tax assets and liabilities, as the analysis is not complete.

The SpinCo financing transactions are expected to result in the recording of a loss on the debt-for-debt exchange. The Unaudited Pro Forma Condensed Combined Statements of Income do not include the impact of this nonrecurring loss.

In connection with the SpinCo financing transactions, SpinCo is expected to fund a portion of its distribution to Comcast in cash up to the amount of Comcast’s tax basis in the SpinCo assets. The detailed analysis required to quantify the tax basis is not complete. The unaudited pro forma financial information assumes the entire distribution is in the form of SpinCo notes.

In connection with the sale transaction, Charter will pay to Comcast the tax benefit of the step up it receives in the tax basis of the assets sold. Such tax benefit will be paid as realized by Charter over an eight year period, and an additional payment will be made at the end of such eight year period in the amount of any remaining tax benefit (on a present value basis). The unaudited pro forma financial information does not include any adjustments related to these tax benefit payments, as the amounts and timing of the receipts are not known.

If the Charter divestiture transactions do not occur, Comcast is prepared to divest cable systems serving an aggregate of up to approximately 3 million subscribers. A divestiture of 3 million subscribers would represent a 20% increase in the 2.5 million subscribers included in the spin-off transaction that is part of the Charter divestiture transactions. In the aggregate, the Charter divestiture transactions comprise 30% more subscribers than Comcast had undertaken to divest and Comcast would expect that any alternate divestiture transaction would result in the divestiture of fewer subscribers than the Charter divestiture transactions but more subscribers than the spin-off transaction alone. This alternative transaction may be in the form of a spin-off, sale or other transaction, or combination thereof, and no such alternative form of transaction is probable at this time. However, if such alternative transaction were in the form of a spin-off, the effects of such alternative transaction would likely be proportionate to the amounts set forth in the ~~columns~~column titled “Comcast Cable Systems in ~~Spin-off Transaction” and “~~SpinCo ~~Indebtedness~~” in the unaudited pro forma financial information above, such that, in the case of a spin-off of 3 million subscribers, the financial position and the results of operations of the divested Comcast cable systems would likely be approximately 20% greater than the amounts included in ~~those columns~~that column.

Note 2. Charter Divestiture Transactions

On April 25, 2014, Comcast entered into an agreement with Charter on a series of divestiture transactions, pursuant to which Comcast, following the closing of the TWC merger, will divest cable systems serving approximately 5.5 million subscribers and acquire cable systems serving approximately 1.7 million subscribers from Charter resulting in a net disposition of approximately 3.9 million subscribers from the combined company. The Charter divestiture transactions consist of the following three transactions: (1) a spin-off of cable systems serving approximately 2.5 million Comcast subscribers into SpinCo, (2) an exchange of cable systems serving approximately 1.5 million TWC subscribers for cable systems serving approximately 1.7 million Charter subscribers, and (3) a sale to Charter of cable systems serving approximately 1.5 million TWC subscribers for cash. The value for the Charter exchange and sale transactions will be based on 7.125 times the divested cable systems’ Carveout 2014 EBITDA (as defined in the Charter divestiture transactions agreement) and will be different than the $8.1 billion and $7.8 billion, respectively, assumed for purposes of this unaudited pro forma financial information. If the final transaction values are ultimately determined to be 10% greater or less than the values assumed in the unaudited pro forma financial information, such a change would not likely have a material impact on the financial position or results of operations of the combined company. In connection with the spin-off transaction, SpinCo will incur new indebtedness to fund a distribution to Comcast, which may be in the form of a cash distribution, with the remainder in new SpinCo notes. The SpinCo notes are expected to then be exchanged for outstanding notes in a debt-for-debt exchange following the TWC merger. Comcast, Charter and SpinCo will use reasonable best efforts to cause SpinCo to incur the new indebtedness in an amount equal to 5.0 times the 2014 EBITDA of the SpinCo cable systems (as such term is defined by SpinCo’s financing sources for purposes of the financing) to fund the distribution to Comcast and to complete the debt-for-debt exchange. For purposes of this unaudited pro forma financial information, the SpinCo indebtedness is estimated to be $8.8 billion, consisting of $8.2 billion of SpinCo notes and $600 million of other bank debt (to be used for general corporate purposes at SpinCo). The SpinCo distribution to Comcast has been assumed to be entirely in the form of the SpinCo notes, resulting in a reduction in debt outstanding of $7.4 billion, assuming a hypothetical $800 million premium to par value on the debt-for-debt exchange. The amounts of the reduction in debt and any SpinCo cash distributions are subject to change based on the ultimate completion of the SpinCo financing transactions. A hypothetical 10% decrease in the amount of Comcast debt exchanged would result in an increase to interest expense of $38 million on an annual basis. Following the spin-off transaction, SpinCo will merge with New Charter, with SpinCo as the surviving public entity, resulting in Comcast shareholders, including former TWC stockholders, owning an estimated aggregate 67% of the outstanding shares of SpinCo common stock and New Charter owning the estimated remaining 33%. Comcast will have no remaining interest in SpinCo after the spin-off transaction. As part of the SpinCo merger, New Charter will replace Charter as the publicly traded company and the SpinCo merger will result in Comcast shareholders, including former TWC stockholders, owning shares of New Charter common stock in addition to the SpinCo common stock.

The unaudited pro forma financial information includes the following separate columns to ~~include~~present the effects of the transactions described above:

Comcast Cable Systems in ~~Spin-off Transaction—This unaudited financial information represents~~SpinCo—Presents the historical Comcast financial information of the cable systems divested in the spin-off transaction~~.~~ and ~~SpinCo Indebtedness—This unaudited financial information represents~~ the SpinCo indebtedness incurred immediately prior to the spin-off transaction ~~and therefore is not included in the historical results of SpinCo~~.

TWC Cable Systems in Exchange and Sale Transactions—~~This unaudited financial information represents~~Presents the historical TWC financial information of the cable systems divested in the exchange and sale of cable systems to Charter adjusted for their proportionate share of the acquisition accounting pro forma adjustments included in the unaudited pro forma financial information giving effect to the TWC merger.

Charter Cable Systems Acquired in Exchange Transaction—~~This unaudited financial information represents~~Presents the historical Charter financial information of the cable systems acquired in the exchange transaction.

The unaudited financial information for the cable systems set forth above and included in the Charter divestiture transactions columns are each integrated businesses of Comcast, TWC or Charter and are not stand-alone entities. The unaudited financial information reflects the preliminary allocations of assets, liabilities, revenue and expenses directly attributable to these cable systems, as well as certain other preliminary allocations deemed reasonable by management, to present the unaudited pro forma financial information. The preliminary allocation methodologies developed for purposes of these pro forma statements are considered reasonable by each company’s respective management. The historical financial information does not include costs associated with shared functions (e.g., corporate headquarters and related administrative overhead allocations). Accordingly, the historical financial information in these columns does not reflect the financial position or results of operations as if these cable systems were stand-alone entities for the periods presented. As part of the process for completing the Charter divestiture transactions, audited carveout financial statements will be prepared. These audited carveout financial statements will include the allocation of shared functions and other administrative allocations. The preliminary estimate of the amount of such costs to be allocated to the Comcast cable systems in the spin-off transaction, the TWC cable systems in the exchange and sale transactions and the Charter cable systems acquired in the exchange transaction are $245 million, $420 million and $80 million, respectively. As such, the carveout financial statements will likely be materially different from the presentation in this unaudited pro forma financial information.

SpinCo Basis of Presentation

Following the spin-off transaction, SpinCo’s financial statements will continue to reflect its assets and liabilities based on Comcast’s historical carrying value, because the transaction is treated as a dividend to the shareholders and not a sale of a business to shareholders for accounting purposes. The spin-off transaction is not treated as a sale of a business to Charter, because under the design of SpinCo, as prescribed by the divestiture transactions agreement, it is not expected that Charter will control or consolidate SpinCo. The financial position of SpinCo in the unaudited pro forma financial information does not include cash or cash equivalents, as SpinCo participates in Comcast cash management programs and does not have discretion over the use of its cash. The net cash generated by the operations of SpinCo is retained by Comcast and is presented in the unaudited pro forma financial information as a reduction in equity.  The net amounts due to and from Comcast are also reflected as a part of equity.

The results of operations of SpinCo in the unaudited pro forma financial information include an allocated share of certain costs incurred by Comcast related to SpinCo’s operations, but do not include all of the costs that SpinCo would incur as an independent, publicly-traded company.  As noted above, the results of operations do not include an estimated $245 million of costs associated with shared Comcast functions and other administrative allocations. Following the spin-off transaction, SpinCo will incur incremental costs to both replace Comcast support and allow SpinCo to function as an independent, publicly-traded company. The costs incurred by SpinCo as a stand-alone entity could be materially different than SpinCo’s share of Comcast costs. For example, SpinCo’s results of operations in the unaudited pro forma financial information reflect its allocated share of  programming costs, which are based on rates in Comcast’s national arrangements with content providers. SpinCo’s programming costs on a stand-alone basis will depend on the rates it negotiates with content providers and will likely materially increase from its costs under the Comcast arrangements due to benefits attributable to Comcast’s scale.

Historically, items such as shared services, corporate functions and programming have been provided by Comcast to the cable systems divested in the spin-off transaction without a service fee. Following the spin-off transaction, SpinCo will enter into a service agreement with Charter pursuant to which Charter will provide certain services to SpinCo, including but not limited to corporate services, network operations, engineering and information technology support, voice operations, field operations, customer service, billing and collections, product support, marketing, sales, business intelligence and intellectual property licensing. In exchange for providing such services, SpinCo will pay Charter a reimbursement of a proportionate allocation of such costs plus a service fee of 4.25% of SpinCo’s revenues. Based on the unaudited pro forma 2013 SpinCo revenues, the service fee would be approximately $194 million per year. A portion of the costs reimbursed to Charter will include similar costs to those currently  allocated to SpinCo that are reflected in the unaudited financial information.

Comcast expects that SpinCo will incur additional internal and external costs from assuming certain other functions. SpinCo will also incur costs that have a future benefit such as recruiting and relocation expenses associated with hiring key management positions new to SpinCo and other employee compensation expenses. The unaudited financial information does not include an estimate of these incremental costs.

The SpinCo pro forma financial information includes an estimate of the SpinCo indebtedness and related interest expense as contemplated under the terms of the Charter divestiture transactions agreement. For purposes of this unaudited pro forma financial information, the SpinCo indebtedness is estimated to be $8.8 billion, consisting of $8.2 billion of SpinCo notes and $600 million of other bank debt (to be used for general corporate purposes at SpinCo). The interest expense associated with this indebtedness is estimated to be $121 million and $484 million for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively.

Charter Systems Acquired in Exchange Transaction

The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to reflect the estimated fair values of the identifiable assets acquired and liabilities assumed from Charter in the exchange transaction and the excess of the fair value of the consideration over these fair values is recorded to goodwill. The fair value of the exchange transaction consideration, or the purchase price, in the unaudited pro forma financial information is approximately $8.1 billion. This represents the estimated fair value of the TWC cable systems exchanged. The actual value of the exchange transaction will be based on the operations of the exchanged cable systems for 2014 and is subject to change.

The table below presents the preliminary purchase price for the Charter cable systems acquired as if the exchange transaction had closed on March 31, 2014, along with a preliminary allocation of purchase price to the assets acquired and liabilities assumed in the exchange transaction.

Preliminary Purchase Price

(in millions)
Fair value of TWC cable systems exchanged	$8,100

Preliminary Allocation of Purchase Price

(in millions)		Notes
Cash and cash equivalents	$400	3h,3j
Receivables and other current assets	59	3h
Property and equipment	3,537	3b
Franchise rights	3,210	3c
Goodwill	3,376	3d
Other identifiable intangible assets	1,181	3c
Other noncurrent assets	39	3h
Deferred income tax liabilities	(2,674)	3f
Other liabilities assumed	(1,028)	3h
	$8,100

Upon completion of the fair value assessment following the exchange transaction, Comcast anticipates the finalized fair values of the net assets acquired will differ from the preliminary assessment outlined above. Generally, changes to the initial estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill. If upon completion of the valuations, the fair values are 10% greater or less than the amounts included in the preliminary purchase price allocation above, such a change would not likely have a material impact on the financial position or results of operations of the combined company.

Note 3. Charter Divestiture Transactions-Related Pro Forma Adjustments

The unaudited pro forma financial information reflects the following adjustments related to the Charter divestiture transactions:

(a)
Eliminations. Adjustments to reflect the restoration of the intercompany transactions between the SpinCo and TWC divested cable systems with Comcast, which were previously eliminated in consolidation. This is offset by an adjustment to eliminate intercompany transactions between Comcast and the acquired Charter cable systems. Transactions relate principally to programming and advertising between Comcast and these cable systems.

The adjustments include the following intercompany balances:

As of March 31, 2014 (in millions)	Comcast Cable Systems in ~~Spin-~~ SpinCo~~Off Transaction~~	TWC Cable Systems in Exchange and Sale Transactions	Charter Cable Systems Acquired in Exchange Transaction	Charter Divestiture Transactions- Related Pro Forma Adjustments
Balance Sheet
Receivables, net	$19	$20	$(21)	$18
Accounts payable and accrued expenses related to trade creditors	19	20	(21)	18

Three Months Ended March 31, 2014 (in millions)	Comcast Cable Systems in ~~Spin-~~ SpinCo~~Off Transaction~~	TWC Cable Systems in Exchange and Sale Transactions	Charter Cable Systems Acquired in Exchange Transaction	Charter Divestiture Transactions- Related Pro Forma Adjustments
Statement of Income
Revenue	$24	$34	$(37)	$21
Costs and Expenses:
Programming and production	21	32	(24)	29
Advertising, marketing and promotion	3	2	(13)	(8)

Year Ended December 31, 2013 (in millions)	Comcast Cable Systems in ~~Spin-~~ SpinCo~~Off Transaction~~	TWC Cable Systems in Exchange and Sale Transactions	Charter Cable Systems Acquired in Exchange Transaction	Charter Divestiture Transactions- Related Pro Forma Adjustments
Statement of Income
Revenue	$96	$118	$(140)	$74
Costs and Expenses:
Programming and production	86	104	(91)	99
Advertising, marketing and promotion	10	14	(49)	(25)

(b)
Property and equipment. Adjustment to reflect the fair value of the acquired property and equipment from Charter in the exchange transaction. The fair value adjustment is based on previous valuations performed by Charter for general business purposes and allocated to the cable systems in the exchange transaction pro rata based on subscribers. The property and equipment valuation performed by Charter estimates the replacement cost of the assets less an assumption for depreciation based on the age of the underlying assets. There were corresponding adjustments to depreciation expense for the three months ended March 31, 2014 and year ended December 31, 2013 of $29 million and $116 million, respectively, based on an estimated average useful life of 6 years.

(c)
Intangible assets. Adjustments to reflect the fair values of the acquired identifiable intangible assets from Charter in the exchange transaction. The primary assets include cable franchise rights and customer relationships. The fair values were based on previous valuations performed by Charter for general business purposes and allocated to cable systems in the exchange transaction by applying a relative percentage of the excess purchase price to the intangible assets. The valuations performed by Charter utilized an income approach model based on the present value of discrete future cash flows attributable to each of the intangible assets identified assuming a discount rate.

Cable franchise rights will not be amortized but rather are assessed for impairment at least annually or more frequently whenever events or circumstances indicate that the rights might be impaired. Any change in the value of the cable franchise rights is expected to be allocated to goodwill, which is another indefinite-lived asset that is also reviewed for impairment at least annually or more frequently whenever events or circumstances indicate that goodwill might be impaired.

The amortization adjustment for the customer relationships asset is based on the expected net cash flows from the acquired Charter customers and a preliminary assumption of amortization on a straight-line basis over an 8 year period. This assumption is subject to further analysis and may change to an accelerated recognition methodology. If an accelerated recognition methodology were used, it is not expected to have a material effect on the unaudited pro forma financial information.

The following table presents information about the identifiable intangible assets:

(in millions)				Three Months Ended March 31, 2014	Year Ended December 31, 2013
Intangible Asset	Fair Value	Adjustment	Useful Life	Incremental Amortization
Cable franchise rights	$3,210	$1,283	Indefinite
Customer relationships and other	1,181	828	8 years	$17	$60

(d)
Goodwill. Adjustments to reflect the additional goodwill resulting from the cable systems acquired from Charter in the exchange transaction. The amount of goodwill represents the residual of the purchase price over the fair value of the identified assets acquired and liabilities assumed. Goodwill is not amortized but rather is assessed for impairment at least annually or more frequently whenever events or circumstances indicate that goodwill might be impaired.

(e)
Long-term debt. Adjustment to reduce the amount in the “Comcast Cable Systems in SpinCo ~~indebtedness~~” column of $8.8 billion to the total reduction in debt outstanding of $7.4 billion resulting from the debt-for-debt exchange. SpinCo will incur new indebtedness prior to the completion of the Charter divestiture transactions to fund a distribution to Comcast and to complete the debt-for-debt exchange following the TWC merger. Certain financial institutions are expected to conduct a cash tender offer for existing notes and SpinCo will issue new notes which are expected to be exchanged for the tendered notes. Following the spin-off transaction, the SpinCo indebtedness will no longer be consolidated with Comcast. See “The Charter divestiture transactions—Contribution and Spin-Off” for further information. The SpinCo financing transactions assume a hypothetical $800 million premium to par value on the debt-for-debt exchange, which is expected to result in a loss and is reflected as a pro forma adjustment to shareholders’ equity. This is partially offset by an adjustment to shareholders’ equity for the related tax benefit on this loss of

$313 million which is recorded in accrued expenses and other current liabilities. Cash and cash equivalents is adjusted to eliminate $600 million related to the other bank debt at SpinCo, which will no longer be consolidated with Comcast following the spin-off transaction. There is also a corresponding adjustment to interest expense for the three months ended March 31, 2014 related to the elimination of interest expense on the SpinCo indebtedness of $121 million partially offset by a reduction of interest expense on the tendered notes of $94 million. The corresponding adjustment to interest expense for the year ended December 31, 2013 related to the elimination of interest expense on the SpinCo indebtedness is $484 million partially offset by a reduction of interest expense on the tendered notes of $375 million.

(f)
Income taxes. Adjustments to record the deferred tax impact of acquisition accounting adjustments for the cable systems acquired from Charter in the exchange transaction primarily related to intangible assets, including franchise rights and property and equipment. The incremental deferred tax liabilities were calculated based on the tax effect of the approximately $4.5 billion of step-up in book basis of the net assets of Charter offset by the additional tax basis resulting from the transaction. In addition, there is an adjustment to reclassify $1.3 billion of deferred tax liabilities to current taxes payable resulting from the tax gain on the sale transaction. The income tax expense impact of the Charter divestiture transactions-related pro forma adjustments was determined by applying an estimated statutory tax rate of 39% to the pre-tax amount of the Charter divestiture transactions-related pro forma adjustments.

(g)
Shareholders’ equity. Adjustment to reflect the changes in pro forma Comcast total shareholders’ equity as a result of the Charter divestiture transactions.

The amounts in the ~~columns~~column titled “Comcast Cable Systems in ~~Spin-off Transaction” and “SpinCo Indebtedness” represent~~SpinCo” represents the impact of the spin-off transaction, including the historical net assets of the cable systems included in SpinCo, as well as the impact on the net assets of SpinCo from the SpinCo financing transactions.

The amounts in the columns titled “TWC Cable Systems in Exchange and Sale Transactions” and “Charter Cable Systems Acquired in Exchange Transaction” represent the net assets of the cable systems included in the exchange and sale transactions on the basis described in Note 2. There is no gain or loss on the exchange and sale transactions assumed in this unaudited pro forma financial information, and as a result there is a pro forma adjustment of $11.6 billion relating to the impact of the cash proceeds from the exchange and sale transactions and the fair value adjustments related to the Charter cable systems acquired in the exchange.

The SpinCo financing transactions are expected to result in an estimated loss of $487 million, net of tax, relating to the hypothetical premium to par value on the debt-for-debt exchange as discussed further in Note 3e.

The following is a summary of the impact of the divestiture transactions on pro forma Comcast total shareholders’ equity:

Pro Forma Comcast Total Shareholders’ Equity

(in millions)
Pro forma for TWC merger excluding Charter divestiture transactions	$89,992
Distribution of SpinCo to Comcast shareholders	1,933
Exchange and sale transactions	—
Loss from debt-for-debt exchange premium, net of tax	(487)
Pro forma for TWC merger including Charter divestiture transactions	$91,438

(h)
Fair value of cash, receivables and other assets and liabilities. Fair value related to these accounts is assumed to equal Charter’s historical carrying value for the cable systems acquired in the exchange transaction due to either the liquid nature or short duration of the asset or liability, or based upon overall immateriality to the purchase price allocation.

(i)	Earnings per share. The pro forma combined basic and diluted earnings per share for the three months ended March 31, 2014 and the year ended December 31, 2013 are calculated as follows:

(in millions, except per share data)	Three Months Ended March 31, 2014	Year Ended December 31, 2013
Pro forma net income	$1,912	$6,824

Basic weighted average Comcast shares outstanding	2,603	2,625
TWC shares converted to Comcast shares(a)	802	802
Comcast incremental share repurchase—Note 3p to unaudited pro forma information giving effect to the TWC merger	(49)	(49)
Pro forma basic weighted average shares outstanding	3,356	3,378

Dilutive effect of securities:
Comcast equity awards	42	40
TWC equity awards converted to Comcast equity awards(a)	12	12
Pro forma diluted weighted average shares outstanding	3,410	3,430
Pro forma basic earnings per share	$0.57	$2.02
Pro forma diluted earnings per share	$0.56	$1.99

(a)
Represents the estimated number of shares of Comcast Class A common stock to be issued to TWC shareholders based on the number of shares of TWC common stock outstanding as of May 19, 2014 and after giving effect to the exchange ratio as determined in the TWC merger agreement. TWC basic shares outstanding and the estimated dilutive effect of TWC stock awards for both the three months ended March 31, 2014 and for the year ended December 31, 2013 were 279 million and 4 million, respectively.

(j)
Cash proceeds from exchange and sale transactions. Adjustments to reflect the cash proceeds received from the sale transaction of $7.8 billion and the cash received from the exchange transaction of $400 million, which is based on the difference in the estimated fair values of the cable systems exchanged. The adjustment to accrued expenses and other current liabilities reflects the income tax payable resulting from the tax gains on the sale transaction and a portion of the exchange transaction totaling $2.0 billion.

THE DIVESTITURE TRANSACTIONS

On April 25, 2014, Comcast entered into the transactions agreement with Charter, which contemplates three transactions: (1) a contribution, spin-off and merger transaction, (2) an asset exchange and (3) a sale of assets, all of which are subject to a number of conditions. Subject to the satisfaction or waiver of those conditions, the divestiture transactions are expected to occur substantially contemporaneously with each other and will be consummated as promptly as practicable following completion of the merger. Due to the timing associated with the debt-for-debt exchange described below, however, the earliest the divestiture transactions could be completed is four weeks following completion of the merger, and could take significantly longer or may not occur at all. The completion of the divestiture transactions will result in the combined company divesting a net total of approximately 3.9 million subscribers. The transactions agreement has been approved by the boards of directors of both Comcast and Charter, and the TWC board of directors consented to the entry by Comcast into the transactions agreement, subject to the terms and conditions set forth in the TWC consent, which include certain understandings of Comcast and TWC with respect to the receipt of required regulatory approvals under the merger agreement.

Neither Comcast shareholders nor TWC stockholders are entitled to vote on the divestiture transactions, and no vote with respect thereto is being solicited by Comcast or TWC. Instead, Comcast shareholders and TWC stockholders are only being asked to vote in connection with the merger, pursuant to which Comcast has undertaken to divest up to approximately three million subscribers of the combined company (which divestiture may take the form of the divestiture transactions or, if the divestiture transactions are not completed, an alternate disposition transaction). The merger between Comcast and TWC is not conditioned upon completion of the divestiture transactions. The merger and the divestiture transactions are subject to separate conditions, and the merger may be completed whether or not the divestiture transactions are ultimately consummated.

Contribution and Spin-Off

The transactions agreement provides that Comcast will form a new entity, which is referred to in this joint proxy statement/prospectus as SpinCo, which will hold and operate systems currently owned by Comcast serving approximately 2.5 million existing Comcast subscribers (which systems are referred to in this joint proxy statement/prospectus as the SpinCo systems), the relevant subscribers and any other assets, investments and businesses primarily related to the SpinCo systems and will also assume liabilities primarily related to the SpinCo systems and other assets transferred by Comcast to SpinCo.

Comcast, Charter and SpinCo will use reasonable best efforts to cause SpinCo to incur new indebtedness in an amount equal to 5.0 times the 2014 EBITDA of the SpinCo systems (as such term is defined by SpinCo’s financing sources for purposes of the financing) to fund a distribution to Comcast. Such distribution may be in the form of a cash distribution, with the remainder in new SpinCo notes which are expected to then be exchanged for outstanding notes in a debt-for-debt exchange, which is referred to in this joint proxy statement/prospectus as the debt-for-debt exchange.

~~Certain~~In connection with the debt-for-debt exchange, certain financial institutions are expected to conduct a tender offer for existing notes and to offer the new SpinCo notes. Under applicable tender offer rules, that offer must be open for no less than 20 business days (although an early bird closing after 10 business days is permissible), and the transactions agreement contemplates that it may be open for as long as 30 business days. Following closing of the tender offer, the financial institutions will hold the debt for no less than 14 calendar days before exchanging with Comcast the debt for new SpinCo debt. As described below, completion of the debt-for-debt exchange is a condition to the divestiture transactions.

If the amount of notes ultimately tendered is less than the amount that, following exchange for new SpinCo notes, would result in SpinCo leverage of 2.5 times 2014 EBITDA of the SpinCo Systems, the divestiture transactions will be terminated. If as a result of the debt-for-debt exchange, the SpinCo leverage is more than 2.5 times but less than 5.0 times 2014 EBITDA of the SpinCo systems, Charter will increase the SpinCo merger consideration referred to below in accordance with the formula described below.

On the fifth day following the settlement of the debt tender, SpinCo notes to be issued to Comcast may be priced in the market on a best-efforts basis, in a principal amount (less original issue discount, if any) equal to the value of tendered notes, and Comcast may seek to have the banks exchange the SpinCo notes held by Comcast for the tendered notes.

Following the distribution and debt-for-debt exchange, Comcast will distribute all of the SpinCo shares to Comcast shareholders (including former TWC stockholders), which distribution is referred to in this joint proxy statement/prospectus as the spin-off. In connection with the spin-off, SpinCo will file a registration statement on Form 10 to register the shares of its common stock under the Exchange Act that will be distributed pro rata to Comcast shareholders (including former TWC stockholders). At Comcast’s election in lieu of the spin-off, the separation will be accomplished through an exchange offer by Comcast to exchange stock of SpinCo for outstanding shares of Comcast common stock, which exchange offer is referred to in this joint proxy statement/prospectus as the split-off.

Following the distribution of all of the SpinCo shares to Comcast shareholders, CCH I, LLC, a wholly owned subsidiary of Charter, which is referred to in this joint proxy statement/prospectus as New Charter, will convert into a corporation. A newly formed, wholly owned subsidiary of New Charter will merge with and into Charter with the effect that all shares of Charter will be converted into shares of New Charter, and New Charter will survive as the publicly-traded parent company of Charter. Another newly formed, wholly owned subsidiary of New Charter will merge with and into SpinCo, with SpinCo surviving, which is referred to in this joint proxy statement/prospectus as the SpinCo merger. In the SpinCo merger, (i) New Charter will acquire an amount of SpinCo shares (estimated to be approximately 33% of the SpinCo shares) that will result in historic Comcast shareholders (not including former TWC stockholders for purposes of this calculation) holding at least 50.75% of the SpinCo shares, and (ii) in exchange for such SpinCo shares, the SpinCo stockholders will receive New Charter shares in aggregate value equal to such percentage ownership multiplied by the excess of (A) 7.125 times the Carveout 2014 EBITDA (as defined in the transactions agreement) of the SpinCo systems over (B) the amount of SpinCo indebtedness as of closing, plus certain other adjustments. The New Charter shares will be valued based on the 60-calendar-day volume-weighted average price of Charter shares ending on the last trading day prior to closing. After the spin-off or split-off, Comcast will not have any ownership interest in SpinCo or New Charter. There will be a post-closing adjustment between Comcast and SpinCo to true up to actual Carveout 2014 EBITDA, and SpinCo will maintain a normalized level of working capital through the closing. Each of Comcast and New Charter will also be subject to certain purchase restrictions with respect to SpinCo shares for a period after the completion of the SpinCo merger. New Charter will be subject to certain purchase restrictions until the fourth anniversary of the closing of the SpinCo merger, and Comcast will be subject to certain purchase restrictions until the eighth anniversary of the closing of the SpinCo merger. See “Charter Overview” beginning on page [●] of this joint proxy statement/prospectus for a discussion of where you can obtain publicly available information on Charter.

In connection with the SpinCo merger, it is expected that New Charter and Charter will file a registration statement on Form S-4 (to register the issuance of New Charter shares in exchange for existing Charter shares and the issuance of New Charter shares in exchange for SpinCo shares). The New Charter registration statement is expected to include proxy statement information that will be deemed filed pursuant to New Charter’s obligation under Regulation 14A in connection with New Charter’s special meeting of its stockholders to approve the requisite stockholder proposals for the divestiture transactions, including the SpinCo merger. In addition to registering the issuance of common stock of New Charter to New Charter’s existing stockholders, the New Charter Registration Statement is expected to register the issuance of New Charter shares in connection with the SpinCo merger.

At closing, SpinCo will have a board of 9 directors, separated into 3 classes, selected as follows: (i) 3 independent directors selected by Comcast and reasonably acceptable to Charter, each of whom shall be in a separate class, (ii) 3 independent directors selected by Comcast from a list of potential nominees provided by Charter, each of whom shall be in a separate class and (iii) 3 directors designated by Charter, who are currently expected to be officers and/or directors of Charter, each of whom shall be in a separate class. At each SpinCo annual stockholders’ meeting held thereafter, one class of directors will be up for election each year and directors will be chosen by a plurality vote of the stockholders voting in the election for a term of three years to succeed those whose terms expire.

In addition, SpinCo will have an executive management team that will report to the SpinCo board, and the members of the executive management team will have the authority and responsibility that is typically associated with the positions of individuals performing similar roles at public companies in a business similar to the business of SpinCo. The SpinCo executive management team will consist of individuals that are independent from Charter. On May 15, 2014, Comcast and Charter announced that former Insight Communications, Inc. co-founder and Chief Executive Officer Michael S. Willner has agreed to serve as President and Chief Executive Officer of SpinCo, and in such role will oversee the operations of SpinCo.

In addition, the transactions agreement contemplates that, immediately following the SpinCo merger, SpinCo and Charter will enter into a services agreement, which is referred to in this joint proxy statement/prospectus as the services agreement, pursuant to which Charter will provide certain services to SpinCo, including but not limited to corporate, network operations, engineering & IT, voice operations, field operations and customer services, in exchange for cost reimbursement and a fee of 4.25% of SpinCo’s revenues. The services agreement will have an initial term of three years, automatically renewable for one-year terms unless either party gives notice of non-renewal at least one year prior to the end of the initial, or any renewal, term. The services agreement will also be terminable by either party for customary cause events. The services provided by Charter pursuant to the services agreement will be subject to the authority and supervision of the SpinCo board and the SpinCo executive management team.

If the divestiture transactions are completed, Comcast shareholders (including any legacy TWC stockholders who received shares of Comcast Class A common stock in the merger and continue to hold such shares through the record date for the divestiture transactions) will receive SpinCo shares and New Charter shares.

Asset Exchange

At the closing of the divestiture transactions, Comcast and Charter will exchange certain systems serving approximately 1.5 million TWC subscribers for cable systems serving approximately 1.7 million Charter subscribers, together with the relevant subscribers and all the other assets and liabilities primarily related to such systems in a tax-efficient like-kind exchange, which is referred to in this joint proxy statement/prospectus as the exchange. In exchange for its systems, Charter will receive certain systems currently owned by TWC. To the extent that the Carveout 2014 EBITDA of the exchanged systems of each company differs, a cash equalization payment will be made. In addition, there will be a post-closing adjustment between Comcast and Charter to true up to actual Carveout 2014 EBITDA (at a valuation of 7.125 times such Carveout 2014 EBITDA) and any variance of working capital of the exchanged systems from a normalized level of working capital.

Asset Sale

At the closing of the divestiture transactions, Comcast will sell to Charter systems currently owned by TWC and not included in the exchange, serving approximately 1.5 million subscribers, together with the relevant subscribers and all the other assets and liabilities primarily related to such systems for cash consideration equal to 7.125 times Carveout 2014 EBITDA of such systems, which transaction is referred to in this joint proxy statement/prospectus as the sale. The consideration for the sale will be financed with new indebtedness of Charter. If, within 30 days following the receipt of carveout financial statements for the systems included in the sale, Charter believes it will be unable to obtain financing for the sale, it may terminate the divestiture transactions. If within such period, Charter has not delivered financing commitments with respect to such financing, either party may terminate the divestiture transactions. Charter will pay to Comcast the tax benefit of the step up it receives in the tax basis of the assets sold by Comcast to Charter in the sale. Such tax benefit will be paid as realized by Charter over an eight year period, and an additional payment will be made at the end of such eight year period in ~~the~~an amount ~~of~~equal to any remaining tax benefit (on a present value basis).

Although the formula to determine the value of each of (i) the New Charter shares to be issued in the SpinCo merger; (ii) the systems to be included in the exchange and (iii) the assets to be included in the sale has been agreed and will be valued at 7.125 times Carveout 2014 EBITDA, the actual valuation will be based on EBITDA at various points in time depending on when the divestiture transactions are completed, and therefore cannot be determined at this time.

Consummation of the divestiture transactions is subject to a number of closing conditions, including, among others~~, (1)~~:

•	completion of the merger between Comcast and TWC~~, (2) Charter obtaining the necessary financing, (3)~~;
•
receipt of ~~certain~~a number of regulatory approvals ~~for the divestiture transactions~~, including approval of the FCC, approval of 100% of required public utility commissions and approval of certain franchise authorities, in most cases without the imposition of a burdensome condition, as defined in the transactions agreement~~, (4)~~;

•	Charter obtaining the necessary financing to complete the purchase of assets from Comcast;
•	completion of the debt-for-debt exchange;
•	approval by Charter’s stockholders~~, (5)~~;
•	the absence of an injunction or legal impediment;
•	accuracy of representations and warranties and performance of covenants, subject to applicable materiality thresholds;
•	receipt of certain opinions of tax counsel covering the tax-free nature of certain of the divestiture transactions;
•
with respect to Charter’s obligations, absence of a material adverse change with respect to the assets and liabilities to be transferred to SpinCo, the assets and liabilities to be transferred by Comcast in the exchange and the assets and liabilities to be transferred by Comcast in the sale, taken as a whole~~, (6)~~;

•	with respect to Charter’s obligations, absence of the assertion by Charter’s financing sources for the sale of a material adverse effect with respect to Charter ~~and (7)~~;
•
with respect to Comcast’s obligations, absence of a material adverse change with respect to the assets and liabilities transferred by Charter in the exchange and absence of a material adverse effect with respect to Charter~~.~~;

•	listing of the SpinCo shares; and
•	effectiveness of a registration statement for New Charter shares to be issued in the SpinCo merger and approval of listing on the NASDAQ.

The merger between Comcast and TWC is not conditioned upon completion of the divestiture transactions. The merger and the divestiture transactions are subject to separate conditions, and the merger may be completed whether or not the divestiture transactions are ultimately consummated.

The agreements for each of the divestiture transactions are terminable: (1) upon termination of the merger between Comcast and TWC, (2) by either of Comcast or Charter upon material breach of the other party, subject to cure provisions, (3) upon any final and non-appealable injunction or legal impediment prohibiting the divestiture transactions, (4) within the time limits described above, in the event Charter is unable to obtain financing for the sale, (5) in the event the Charter shareholder approval is not obtained, (6) solely by Comcast, in the event the Charter board of directors makes an adverse change to its recommendation, and (7) if the divestiture transactions have not been consummated within certain time ~~frames~~periods from the completion of the merger between Comcast and TWC.

Although the transactions agreement contains all the material terms necessary to the completion of the divestiture transactions and is binding on the parties, Comcast and Charter have agreed to use their reasonable best efforts to negotiate and enter into more detailed agreements with respect to the divestiture transactions as promptly as reasonably practicable and in any event within 120 days after the date of the transactions agreement.

The map below highlights the expected footprint of Comcast following the merger and assuming completion of the divestiture transactions based on the current footprint of each company and the terms of ~~each transaction~~the transactions agreement. Comcast believes these transactions will meaningfully improve its geographic alignment in key markets, including greater New York, greater Boston, Dallas/Ft. Worth, Northern California, Southern California, greater Atlanta, North Carolina and Tennessee.

Voting Agreement

On April 25, 2014, concurrently with the execution of the transactions agreement, Comcast entered into a voting agreement with Liberty Media Corporation, a Delaware corporation, which is referred to in this joint proxy statement/prospectus as Liberty. Liberty holds approximately 28,838,718 shares of Class A common stock, par value $.001 per share, of Charter as of May 9, 2014, which is referred to in this joint proxy statement/prospectus as the Charter common stock. Pursuant to the voting agreement, which is referred to in this joint proxy statement/prospectus as the Liberty voting agreement, Liberty agreed, among other things, to vote all of its shares of Charter common stock in favor of the New Charter stock issuance contemplated by the divestiture transactions and any other matters for which the approval of Charter’s stockholders is reasonably necessary to consummate the divestiture transactions, and against any actions that would reasonably be expected to prevent or delay the consummation of the divestiture transactions.

Liberty agreed, subject to certain exceptions, not to transfer its shares of Charter common stock during the term of the Liberty voting agreement. Liberty further agreed that, subject to certain exceptions, neither it nor certain related entities will knowingly acquire ownership of any SpinCo stock until the second anniversary of the SpinCo merger (this agreement will survive the termination of the Liberty voting agreement upon the consummation of the divestiture transactions).

The Liberty voting agreement will terminate upon the earliest of (i) immediately prior to the consummation of the divestiture transactions; (ii) the termination of the transactions agreement in accordance with its terms; (iii) the date on which the transactions agreement is modified, amended or supplemented, or any waiver is granted thereunder, which (A) is reasonably likely to have an adverse effect

(other than a de minimis adverse effect) upon Liberty’s rights and benefits under the Liberty voting agreement or its existing stockholders agreement with Charter, (B) is reasonably likely to create any new or additional obligations upon Liberty, or (C) changes or modifies the formulas to be used in connection with the calculation of the New Charter shares to be issued to the shareholders of Comcast, if such changes or modifications are reasonably likely to result in a material increase in the number of New Charter shares to be issued to the shareholders of Comcast as compared to the number calculated to be issuable pursuant to the formulas included in the transactions agreement as of April 25, 2014; (iv) the valid termination of the merger agreement in accordance with its terms; (v) any meeting of stockholders of Charter at which a vote of Charter stockholders is taken on the stock issuance contemplated by the transactions agreement and the stock issuance is not approved by the requisite voting percentage; and (vi) the earlier of (A) 150 days after completion of the merger between Comcast and TWC and (B) August 12, 2015.

Charter Overview

Public Information

All information contained herein with respect to Charter is derived from publicly available sources, without independent verification. Charter is among the largest providers of cable services in the United States, offering a variety of entertainment, information and communications solutions to residential and commercial customers. The Class A common stock of Charter, par value $0.001 per share, which is referred to in this joint proxy statement/prospectus as the Charter stock, is registered under the Exchange Act and is listed on NASDAQ. Information provided to or filed with the SEC by Charter pursuant to the Exchange Act can be located by reference to SEC file number 001-33664, and can be accessed through www.sec.gov. Neither Comcast nor TWC makes any representation that these publicly available documents are accurate or complete.

Historical Information regarding the Charter Stock

Information as of market close on June 6, 2014:

Bloomberg Ticker Symbol: CHTR	52 Week High (intraday): $149.75
Current Share Price (on 6/6/2013): $148.87	52 Week Low (intraday): $110.22
52 Weeks Ago (on 6/6/2013): $112.63

The table below sets forth the published high and low closing prices of the Charter stock for each quarter in the period from January 1, 2012 through June 6, 2014. The closing price of the Charter stock on June 6, 2014 was $148.87. The information in the table below was obtained from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. No dividends were paid by Charter during this time period.

Class A Common Stock of Charter Communications, Inc. (CUSIP: 16117M107)	High ($)	Low ($)
2012

First Calendar Quarter	$64.91	$56.15
Second Calendar Quarter	$70.87	$60.17
Third Calendar Quarter	$82.54	$71.59
Fourth Calendar Quarter	$77.75	$67.50
2013
First Calendar Quarter	$105.77	$76.67
Second Calendar Quarter	$123.85	$100.74
Third Calendar Quarter	$135.99	$120.00
Fourth Calendar Quarter	$139.01	$126.96
2014
First Calendar Quarter	$138.86	$121.25
Second Calendar Quarter (through June 6, 2014)	$148.87	$117.83

Since its inception, the closing price of the Charter stock has experienced significant fluctuations. The historical performance of the Charter stock should not be taken as an indication of its future performance, and no assurance can be given as to the price of the Charter stock at any time.

In addition, New Charter stock will be fundamentally different from the Charter stock, as, in connection with the divesture transactions, Charter is expected to (i) exchange certain systems serving approximately 1.7 million Charter subscribers for cable systems serving approximately 1.5 million TWC subscribers and (ii) purchase from Comcast cable systems serving approximately 1.5 million TWC subscribers for cash in an amount equal to [●], and will incur debt for some or all of the purchase price. New Charter is also expected to issue additional shares in exchange for approximately 33% of SpinCo shares. Each of these transactions may have a material impact on the securities of New Charter.

This document relates only to the securities offered hereby in connection with the stock issuance and does not relate to the Charter stock or other securities of Charter. Comcast and TWC have derived all disclosures contained in this document regarding the Charter stock from the publicly available documents described above, without independent verification. Neither Comcast nor TWC has participated in the preparation of such documents or made any due diligence inquiry with respect to Charter. Neither Comcast nor TWC makes any representation that such publicly available documents or any other publicly available information regarding Charter is accurate or complete. Furthermore, neither Comcast nor TWC can give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Charter stock have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Charter could affect the value of the Charter stock.

Neither Comcast nor TWC nor any of their respective affiliates makes any representation as to the performance of the Charter stock.